csi wireless

File No.
82-34943

06016246

SUPPL

Consolidated Financial Statements of

CSI WIRELESS INC.

Periods ended June 30, 2006 and 2005

dlw 8/23

csi wireless

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	June 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 12,354,706	$ 12,595,354
Accounts receivable	3,770,469	3,400,719
Inventories	10,674,154	11,030,410
Prepaid expenses and deposits	327,953	550,621
Marketable securities (note 5)	6,159,692	–
Current assets of discontinued operations (note 5)	5,316,936	11,045,664
	38,603,910	38,622,768
Deferred commissions	283,911	24,472
Property and equipment	6,117,773	6,189,739
Intangible assets	4,666,735	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations (note 5)	519,250	18,229,059
	$ 73,153,011	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,570,085	$ 2,999,227
Deferred revenue	242,076	–
Current portion of long-term debt	480,618	483,134
Current portion of capital lease obligations	285,184	284,922
Current liabilities of discontinued operations (note 5)	2,621,852	10,969,890
	7,199,815	14,737,173
Deferred revenue	1,707,314	222,413
Long-term debt	43,193	300,672
Capital lease obligations	241,762	408,411
Shareholders' equity:		
Share capital (note 3)	103,900,015	103,463,383
Contributed surplus	2,362,947	2,036,664
Deficit	(42,302,035)	(30,980,146)
	63,960,927	74,519,901
Subsequent event (note 7)		
	$ 73,153,011	$ 90,188,570

See accompanying notes to consolidated financial statements.

csi wireless

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Sales	$ 16,906,522	$ 11,641,968	$ 32,420,557	$ 21,415,429
Cost of sales	8,527,815	7,622,299	17,839,429	12,280,199
	8,378,707	4,019,669	14,581,128	9,135,230
Expenses:				
Research and development	1,227,480	933,171	2,397,616	1,866,170
Sales and marketing	2,341,897	1,727,265	5,160,966	2,387,980
General and administrative	1,531,524	1,294,526	2,861,553	2,336,976
Stock-based compensation (note 3(c))	185,816	169,830	329,119	314,326
Amortization	618,978	499,162	1,205,904	696,278
	5,905,695	4,623,954	11,955,158	7,601,730
Earnings (loss) before undernoted items	2,473,012	(604,285)	2,625,970	1,533,500
Restructuring costs	1,043,000	–	1,043,000	–
Foreign exchange (gain) loss	761,764	(55,866)	828,374	(88,593)
Interest income	(93,949)	(16,140)	(109,776)	(51,353)
Earnings (loss) before income tax	762,197	(532,279)	864,372	1,673,446
Current income tax recovery	–	(45,000)	–	–
Earnings (loss) from continuing operations	762,197	(487,279)	864,372	1,673,446
Loss from discontinued operations (note 5)	(2,929,263)	(614,948)	(12,186,261)	(1,458,839)
Net earnings (loss)	(2,167,066)	(1,102,227)	(11,321,889)	214,607
Deficit, beginning of period	(40,134,969)	(17,625,824)	(30,980,146)	(18,942,658)
Deficit, end of period	$(42,302,035)	$(18,728,051)	$(42,302,035)	$(18,728,051)
Earnings per common share from continuing operations:				
Basic	$ 0.02	$ (0.01)	$ 0.02	$ 0.05
Diluted	$ 0.02	$ (0.01)	$ 0.02	$ 0.04
Earnings per common share:				
Basic and diluted	$ (0.05)	$ (0.03)	$ (0.25)	$ 0.01
Weighted average shares outstanding:				
Basic	45,926,078	40,039,943	45,912,790	36,102,781
Diluted	45,926,078	41,846,955	45,912,790	37,909,792

See accompanying notes to consolidated financial statements.

csi wireless.

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Cash flows from (used in) operating activities:				
Earnings (loss) from continuing operations	$ 762,197	$ (487,279)	$ 864,372	$ 1,673,446
Items not involving cash:				
Amortization	618,978	499,162	1,205,904	696,278
Stock-based compensation	185,816	169,830	329,119	314,326
Unrealized foreign exchange loss	(18,034)	–	(4,106)	–
	1,548,957	181,713	2,395,289	2,684,050
Change in non-cash operating working capital:				
Accounts receivable	980,763	(808,819)	(348,652)	(971,515)
Inventories	(476,053)	2,075,420	483,537	2,406,002
Prepaid expenses and deposits	253,359	43,480	222,668	80,094
Deferred commissions	(118,129)	–	(259,439)	–
Accounts payable and accrued liabilities	(2,687,601)	821,490	442,298	391,625
Deferred revenue	(954,483)	(45,000)	1,726,977	–
	(1,453,187)	2,268,284	4,662,678	4,590,256
Cash from (used) in discontinued operations (note 5)	(1,005,808)	1,399,823	(6,012,987)	(1,226,312)
	(2,458,995)	3,668,107	(1,350,309)	3,363,944
Cash flows from (used in) financing activities:				
Long-term debt	(127,008)	(139,223)	(255,889)	(139,223)
Capital lease obligations	(99,773)	221	(166,387)	(43,819)
Issue of share capital, net of share issue costs	237,975	16,347,007	330,699	16,956,222
Cash from (used in) discontinued operations (note 5)	3,277,061	(459,664)	2,977,665	(897,947)
	3,288,255	15,748,341	2,886,088	15,875,233
Cash flows used in investing activities:				
Purchase of property and equipment	(189,791)	(288,954)	(700,090)	(542,047)
Business acquisition, net	–	(12,754,510)	(959,302)	(12,754,510)
Cash used in discontinued operations (note 5)	(45,437)	(912,635)	(117,035)	(1,139,097)
	(235,228)	(13,956,099)	(1,776,427)	(14,435,654)
Increase (decrease) in cash position	594,032	5,460,349	(240,648)	4,803,523
Cash, beginning of period	11,760,674	9,596,614	12,595,354	10,253,440
Cash, end of period	$ 12,354,706	$ 15,056,963	$ 12,354,706	$ 15,056,963
Supplemental disclosure:				
Interest paid	$ 24,924	$ 116,894	$ 53,844	$ 142,055
Interest received	$ 125,228	$ 52,949	$ 194,434	$ 104,094

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Periods ended June 30, 2006 and 2005
(unaudited)

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2005 except for the following:

- Marketable securities – The Company's marketable securities are accounted for using the cost method. Declines in value that are other than temporary result in a write-down of the carrying value to estimated realizable value

The disclosures herein are incremental to those included within the annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the annual statements.

2. Business acquisition:

On January 3, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC, completed the acquisition of the business assets of Del Norte Technology, Inc. The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$	157,659
Current assets		148,379
Property and equipment		95,146
Intangible assets		277,704
Goodwill		566,634
Current liabilities		(128,560)
	$	1,116,962
Consideration paid consisted of:		
Cash	$	1,087,674
Transaction costs		29,288
	$	1,116,962

3. Share capital:

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2005	45,856,449	$ 103,463,383
Issued on exercise of stock options	69,629	108,227
Share issue costs		(15,503)
Transfer from contributed surplus on exercise of stock options	–	10,148
Balance, March 31, 2006	45,926,078	103,566,255
Issued on exercise of stock options	147,250	237,975
Transfer from contributed surplus on exercise of stock options	–	95,785
Balance, June 30, 2006	46,073,328	$ 103,900,015

(c) Stock options:

At June 30, 2006 there were 3,405,868 stock options outstanding, with 710,000 options granted in the current quarter. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in the second quarter of 2006: zero dividend yield; expected volatility of 66%; risk-free rates of 5%; and expected lives of 2.5 years. For the quarter ended June 30, 2006, the weighted average fair value of stock options granted was $0.74. The Company recorded $234,316 (2005 – $226,933) as compensation expense during the quarter, including the amount that is attributable to, and included in, the loss from discontinued operations.

4. Segmented information:

(a) Sales by geographic segment:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
United States	$ 7,662,000	$ 4,853,000	$17,563,000	$11,788,000
Canada	6,450,000	4,218,000	9,664,000	4,811,000
Europe	1,306,000	1,351,000	2,241,000	2,073,000
Other	1,489,000	1,220,000	2,952,000	2,743,000

Sales are attributed to geographic segments based on the location of the customer.

(b) Assets by geographic segment:

	June 30, 2006	December 31, 2005
United States	$ 45,178,000	$ 72,988,000
Canada	27,975,000	17,201,000

5. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On July 28, 2006, the Company announced the sale of a portion of the Telematics product line (note 7). The Company is in discussions with potential buyers with respect to the remainder of the Telematics product line.

On April 24, 2006, the Company announced that it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006.

As a result of the above circumstances, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements, with the comparative information being restated to conform to this disclosure.

As a result of an assessment of the fair value of the Wireless Business Unit compared to the anticipated net proceeds of sale, an impairment of goodwill attributed to the discontinued operations was recorded during the first quarter of 2006 totaling $8,000,000.

5. Discontinued operations (continued):

Proceeds on the disposition of the Fixed Wireless product line were as follows:

Cash	$	3,179,005
Accounts receivable		577,102
1,931,745 common shares of Telular Corporation		6,159,692
Less: disposition costs		(431,630)
	$	9,484,169

In addition, the Company received a cash payment of $178,000 for working capital items acquired by Telular.

The Company may earn 1,159,047 additional common shares of Telular Corporation based on the revenues earned by Telular on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods which will end no later than June 30, 2007. The number of contingently issuable shares was fixed based on the average closing share price for the 25 days prior to the signing of the definitive agreement.

The results of discontinued operations are as follows:

	Three months ended June 30,		Six month ended June 30,	
	2006	2005	2006	2005
Sales	$ 2,515,027	$12,059,433	$11,466,302	$24,484,215
Cost of sales	2,092,669	9,805,975	9,772,301	20,067,065
	422,358	2,253,458	1,694,001	4,417,150
Expenses:				
Research and development	711,469	1,586,487	2,098,157	3,236,725
Sales and marketing	415,340	592,062	996,943	1,244,059
General and administrative	198,186	262,072	449,400	590,903
Stock-based compensation	48,500	57,103	103,097	121,351
Amortization	154,636	355,900	422,922	656,244
	1,528,131	2,853,624	4,070,519	5,849,282
Loss before undernoted items	(1,105,773)	(600,166)	(2,376,518)	(1,432,132)
Gain on sale of product line	(190,000)	–	(190,000)	–
Severance and wind-down costs	2,021,000	–	2,021,000	–
Interest (income) expense	(7,510)	14,782	(21,257)	26,707
Goodwill impairment	–	–	8,000,000	–
Loss from discontinued operations	$(2,929,263)	$ (614,948)	$(12,186,261)	$(1,458,839)

5. Discontinued operations (continued):

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	June 30, 2006	December 31, 2005
Current assets	$ 5,316,936	$11,045,664
Assets:		
Property and equipment	519,250	4,701,725
Goodwill	–	13,527,334
	519,250	18,229,059
Current liabilities	(2,621,852)	(10,969,890)
	$ 3,214,334	$ 18,304,833

The cash flow from discontinued operations are as follows:

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Cash flows from (used in) operating activities:				
Loss from discontinued operations	$ (2,929,263)	$ (614,948)	$ (12,186,261)	$ (1,458,839)
Items not involving cash:				
Amortization	154,636	355,900	422,922	656,244
Stock-based compensation	48,500	57,103	103,097	121,351
Goodwill impairment	–	–	8,000,000	–
Gain on sale of product line	(190,000)	–	(190,000)	–
	(2,916,127)	(201,945)	(3,850,242)	(681,244)
Change in non-cash operating working capital:				
Accounts receivable	3,874,809	3,466,591	5,434,664	2,626,551
Inventories	364,545	193,818	193,451	(795,167)
Prepaid expenses and deposits	81,977	(40,960)	100,613	16,024
Accounts payable and accrued liabilities	(2,411,012)	(2,017,681)	(7,891,473)	(2,392,476)
	(1,005,808)	1,399,823	(6,012,987)	(1,226,312)
Cash flows from (used in) financing activities:				
Capital lease obligations	(47,416)	(459,664)	(346,812)	(897,947)
Proceeds on sale of product line, net of disposition costs	3,324,477	–	3,324,477	–
	3,277,061	(459,664)	2,977,665	(897,947)
Cash flows used in investing activities:				
Purchase of property and equipment	(45,437)	(912,635)	(117,035)	(1,139,097)
	$ 2,225,816	$ 27,524	$ (3,152,357)	$ (3,263,356)

6. Comparative figures:

Effective in 2006, the Company has changed the accounting categorization of dealer selling commissions in the Statement of Operations. As these costs vary directly with sales of the Outback product line, the Company has determined that inclusion in determination of gross margin is a more meaningful presentation. This presentation has been applied in the current and comparative periods.

7. Subsequent event:

On July 28, 2006, the Company announced that it had signed a definitive agreement to sell a portion of its Telematics product line to Trace Technologies, LLC ("Trace"). Proceeds include cash of US $450,000, promissory notes of US $375,000 payable within 180 days after closing, and restricted common shares of Trace's parent company, Gabriel Technologies Corp. with a value of US $145,000. The transaction is expected to close in August 2006.

File No.
82-34943

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON B. OLSON, President and Chief Financial Officer of CSI Wireless Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

Cameron B. Olson
President and Chief Financial Officer

G:\051434\0001\Interim Certificate CFO (Q1).doc

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, MICHAEL LANG, Chief Executive Officer of CSI Wireless Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 9, 2006

Michael Lang
Chief Executive Officer

csi wireless

CSI Wireless Inc.
Interim Management Discussion and Analysis
Second Quarter Ended June 30, 2006

The following discussion and analysis is effective as of August 8, 2006 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or the "Company") designs and manufactures innovative and cost-effective GPS products for mobile and fixed applications in the ground and aerial agriculture, marine, geographic information systems ("GIS") and other related markets. The Company owns leading brand names including Hemisphere GPS, Outback®, Satloc® and Del Norte, and has numerous patents and other intellectual property.

Results of Operations

Summary of Quarterly Results

	For the Quarter Ended							
(000's)	Sep 30 2004	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006	Jun 30 2006
Sales	$ 7,460	$ 7,836	$ 9,773	$11,642	$ 5,637	$ 5,625	$15,514	$16,907
Gross margin	3,664	3,854	5,116	4,020	2,106	1,943	6,202	8,379
	49%	49%	52%	35%	37%	35%	40%	50%
Expenses:								
Research and development	827	921	933	933	1,094	990	1,170	1,227
Sales and marketing	657	690	661	1,727	1,626	1,818	2,819	2,342
General and administrative	991	693	1,049	1,295	1,537	1,387	1,330	1,532
Stock-based compensation	149	129	145	170	244	211	143	186
Amortization	221	237	197	499	565	592	587	619
	2,845	2,670	2,984	4,624	5,066	4,998	6,049	5,906
Earnings (loss) before undernoted items	819	1,184	2,131	(604)	(2,960)	(3,055)	153	2,473
Restructuring costs	–	–	–	–	–	–	–	1,043
Foreign exchange (gain) loss	388	600	(33)	(56)	733	145	67	762
Interest income	(47)	(20)	(42)	(16)	(43)	(38)	(16)	(94)
Redemption premium on preferred shares	41	–	–	–	–	–	–	–
Earnings (loss) before income tax	437	604	2,206	(532)	(3,650)	(3,162)	102	762
Current income tax	–	145	45	(45)	–	–	–	–
Earnings (loss) from continuing operations	437	459	2,161	(487)	(3,650)	(3,162)	102	762
Earnings (loss) from discontinued operations	666	445	(844)	(615)	(2,139)	(3,302)	(9,257)	(2,929)
Net earnings (loss)	$ 1,103	$ 904	$ 1,317	$(1,102)	$(5,788)	$(6,464)	$(9,155)	$(2,167)
Earnings (loss) per common share from continuing operations *:								
Basic and diluted	$ 0.01	$ 0.01	$ 0.06	$(0.01)	$(0.08)	$(0.07)	$ 0.00	$ 0.02
Net earnings (loss) per common share *:								
Basic and diluted	$ 0.03	$ 0.03	$ 0.04	$(0.03)	$(0.13)	$(0.15)	$(0.20)	$(0.05)

** Calculated using quarterly weighted average number of shares outstanding.*

The Company realized a foreign exchange loss of $762 thousand during the second quarter of 2006 compared to a foreign exchange gain of $56 thousand in 2005. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars.

Discontinued Operations

The Company recorded a loss from discontinued operations of $2.9 million for the quarter ended June 30, 2006 compared to a loss of $615 thousand in 2005. As previously described, these amounts represent the results of operations of the FWT and Telematics product lines.

Summarized results for the FWT and Telematics product lines are as follows:

(000's)	Quarter Ended June 30 2006	Quarter Ended June 30 2005
Sales	$ 2,515	$ 12,059
Gross margin	422	2,253
	17%	19%
Operating expenses	1,528	2,854
Loss before undernoted items	(1,106)	(601)
Gain on sale of product line	(190)	–
Severance and wind-down provisions	2,021	–
Interest (income) expense	(8)	14
Loss from discontinued operations	$ (2,929)	$ (615)

Revenues for these product lines in the second quarter declined by 79% to $2.5 million from $12.1 million in the same quarter of 2005, due to the sale of the FWT product line to Telular effective May 8, 2006.

Operating expenses for the FWT and Telematics product lines of $1.5 million, were down from $2.9 million in second quarter of 2005. These reductions were related to the sale of the FWT product line on May 8, 2006 and from the restructuring of the Telematics business to better position it for sale to prospective buyers.

The Company recorded severance and wind-down provisions of $2.0 million in the quarter associated with the sale of the FWT product line and the planned sale of the Telematics product lines. A gain of $190 thousand was realized on the sale of the FWT product line.

The loss from discontinued operations was $2.9 million compared to a loss of $615 thousand in the second quarter of 2005.

Net Earnings (Loss)

The Company realized income from continuing operations of $762 thousand, or $0.02 per share (basic and diluted) in the second quarter of 2006, compared to a loss from continuing operations of $487 thousand, or $(0.01) per share (basic and diluted) in the second quarter of 2005. The improvement arose due to increased revenues and improved gross margins as described above.

The consolidated net loss for the quarter was $2.2 million or $(0.05) per share (basic and diluted) in the second quarter compared to a loss of $1.1 million or $(0.03) per share (basic and diluted) in the second quarter of 2005.

During the fourth quarter of 2005, the Company implemented an extended service program ("ESP") related to its Outback product line. Under this program, customers can purchase an extension of warranty coverage from one year to three years. Previously, the three year warranty program was standard with each sale. Customer take-up of this program has been very high. The revenue earned and commissions paid related to this program are deferred for accounting purposes and amortized over the second and third years of the warranty. During the quarter, ESP receipts of $785 thousand and ESP commissions of $113 thousand have been deferred.

Revenue growth of 45% relative to the second quarter of 2005 has been tempered by the continued decline in the US dollar which weakened by 10% compared to the average rate for the three month period ended June 30, 2005.

Gross Margin

Gross margins for the quarter of $8.4 million have increased by over 100% from $4.0 million for the same quarter of 2005. In percentage terms, gross margins have increased to 50% from 35% in 2005. Cost of sales in the second quarter of 2006 includes the amortization of acquisition inventory step-up costs totaling $111 thousand, compared to $1.6 million in the second quarter of 2005. After adjusting for this amortization, gross margins for the second quarter of 2005 would have been 48%. The acquisition inventory step-up costs have now been completely amortized and will not impact future gross margins. Greater detail relating to this matter is provided below and in the section titled *Use of Non-GAAP Financial Measures*.

Percentage gross margins are higher than in the second quarter of 2005 primarily due to improved margins realized on the Company's ground agricultural guidance products. Improved margins are a result of cost reductions associated with the incorporation of the Crescent™ technology into the ground agricultural products as well as from the introduction of new products in 2006. This margin increase was offset by the impact of the introduction of the ESP program described above which was not introduced until the fourth quarter of 2005. Prior to this program, the three year warranty was included in the base price for Outback products.

Expenses

Total operating expenses of $5.9 million increased by $1.3 million, or 28% compared to the same period in 2005.

The Company acquired the business assets of Del Norte Technologies on January 3, 2006. Costs related to this operation were approximately $200 thousand in the second quarter with no corresponding costs in 2005. On April 9, 2005, the Company completed the acquisition of the Outback business. The operating expenses for the stub period from April 1 to April 8th results in additional costs in the second quarter of 2006 of approximately $200 thousand.

Research and development expenses have increased by $294 thousand relative to the second quarter of 2005 as a result of increased investment in new product development to support the increasing focus on our GPS business. Sales and marketing expenses increased by $615 thousand compared to the second quarter of 2005 related to the acquisitions described above, increased sales employee commissions resulting from increased revenues, as well as the opening of two new Outback sales offices in targeted North American sales territories. General and administrative expenses increased by $237 thousand primarily resulting from increased costs associated with operating as a public company including directors fees, annual meeting costs, regulatory filing costs and audit expenses.

Other

Restructuring costs of $1.0 million were recorded in the second quarter of 2006 associated with senior management changes and corporate restructuring activities related to the transition of the Company to a pureplay GPS company.

The Company realized a foreign exchange loss of $762 thousand during the second quarter of 2006 compared to a foreign exchange gain of $56 thousand in 2005. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars.

Discontinued Operations

The Company recorded a loss from discontinued operations of $2.9 million for the quarter ended June 30, 2006 compared to a loss of $615 thousand in 2005. As previously described, these amounts represent the results of operations of the FWT and Telematics product lines.

Summarized results for the FWT and Telematics product lines are as follows:

	Quarter Ended	
(000's)	June 30 2006	June 30 2005
Sales	$ 2,515	$ 12,059
Gross margin	422	2,253
	17%	19%
Operating expenses	1,528	2,854
Loss before undernoted items	(1,106)	(601)
Gain on sale of product line	(190)	–
Severance and wind-down provisions	2,021	–
Interest (income) expense	(8)	14
Loss from discontinued operations	$ (2,929)	$ (615)

Revenues for these product lines in the second quarter declined by 79% to $2.5 million from $12.1 million in the same quarter of 2005, due to the sale of the FWT product line to Telular effective May 8, 2006.

Operating expenses for the FWT and Telematics product lines of $1.5 million, were down from $2.9 million in second quarter of 2005. These reductions were related to the sale of the FWT product line on May 8, 2006 and from the restructuring of the Telematics business to better position it for sale to prospective buyers.

The Company recorded severance and wind-down provisions of $2.0 million in the quarter associated with the sale of the FWT product line and the planned sale of the Telematics product lines. A gain of $190 thousand was realized on the sale of the FWT product line.

The loss from discontinued operations was $2.9 million compared to a loss of $615 thousand in the second quarter of 2005.

Net Earnings (Loss)

The Company realized income from continuing operations of $762 thousand, or $0.02 per share (basic and diluted) in the second quarter of 2006, compared to a loss from continuing operations of $487 thousand, or $(0.01) per share (basic and diluted) in the second quarter of 2005. The improvement arose due to increased revenues and improved gross margins as described above.

The consolidated net loss for the quarter was $2.2 million or $(0.05) per share (basic and diluted) in the second quarter compared to a loss of $1.1 million or $(0.03) per share (basic and diluted) in the second quarter of 2005.

Quarter Ended June 30, 2006 versus Quarter Ended March 31, 2006

Revenue

Revenue in the quarter was $16.9 million, a 9% increase from revenue of $15.5 million in the first quarter of 2006. Strong demand for the Company's Outback and other agricultural products, together with strong sales of precision products focused on the marine and GIS markets accounted for this increase.

Following the Outback business acquisition, the seasonality in the agriculture guidance markets will have a greater impact on the Company's revenues because the agriculture guidance markets now make up a greater share of Hemisphere GPS' revenue. The first half of the calendar year is the strongest selling season for the agricultural products in the Company's key markets.

Gross Margin

Gross margins of $8.4 million were up by 35% from $6.2 million in the first quarter. In percentage terms, gross margins of 50% in the second quarter were up from 40% in the first quarter. Gross margins realized on Outback product sales increased significantly over the first quarter in part because the acquisition inventory step-up costs no longer impact the gross margins on sales of these products.

Expenses

Operating expenses of $5.9 million for the three months ended June 30, 2006 were down from $6.0 million in the first quarter. Sales and marketing expenses of $2.3 million in the second quarter declined by $477 thousand as a result of lower advertising expenses in the second quarter. General and administrative expenses increased in the second quarter by $202 thousand primarily arising from increased public company-related costs including the annual report, regulatory filings, the annual meeting and increased audit costs.

Other

Restructuring costs of $1.0 million were recorded in the second quarter of 2006 associated with senior management changes and corporate restructuring activities related to the transition of the Company to a pureplay GPS company.

The Company earned interest income, net of interest expense, of $94 thousand in the first quarter, compared to $16 thousand for the first quarter. The Company is earning interest income on its cash balance, offset by interest expense on capital leases and long-term debt assumed with the Outback business.

The Company incurred a foreign exchange loss of $762 thousand in the second quarter of 2006 versus a loss of $67 thousand during the first quarter.

Discontinued Operations

The Company recorded a loss from discontinued operations of $2.9 million for the quarter ended June 30, 2006 compared to a loss of $9.3 million in the first quarter. As previously described, these amounts represent the results of operations of the FWT and Telematics product lines.

Summarized results for the FWT and Telematics product lines are as follows:

	Quarter Ended	
(000's)	June 30 2006	Mar 31 2006
Sales	$ 2,515	$ 8,951
Gross margin	422	1,272
	14%	14%
Operating expenses	1,528	2,543
Loss before undernoted items	(1,106)	(1,271)
Gain on sale of product line	(190)	
Goodwill impairment	–	8,000
Severance and wind-down provisions	2,021	–
Interest income	(8)	(14)
Loss from discontinued operations	$ (2,929)	$ (9,257)

Prior to gain on sale, goodwill impairment, severance and wind-down provisions and interest, these product lines incurred an operating loss of $1.1 million in the second quarter of 2006, compared to $1.3 million in the first quarter.

Revenues for these product lines declined by 72% to $2.5 million from $9.0 million in the first quarter as a result of the divestment of the FWT product line effective May 8, 2006. Operating expenses declined to $1.5 million in the first quarter from $2.5 million in the fourth quarter as a result of the FWT product line divestment and from the restructuring of the Telematics business.

The Company recorded severance and wind-down provisions of $2.0 million in the quarter associated with the sale of the FWT product line and the planned sale of the Telematics product lines.

A gain of $190 thousand was realized on the sale of the FWT product line during the quarter. In the first quarter of 2006, an impairment of goodwill totaling $8.0 million was recorded to reflect the anticipated proceeds of sale for the FWT product line. The amount of the gain represents the difference between the determination of the actual sale proceeds and costs compared to the estimated amounts used to determine the amount of goodwill impairment in the first quarter.

The loss from discontinued operations was $2.9 million in the second quarter compared to a loss of $9.3 million in the first quarter of 2006.

Net Earnings (Loss)

Income from continuing operations was $762 thousand in the second quarter of 2006 compared to $102 thousand in the first quarter.

The Company realized a consolidated loss in the first quarter of 2006 of $2.2 million, or ($0.5) per share (basic and diluted), compared to a net loss of $9.2 million, or ($0.20) per share (basic and diluted) in the first quarter.

Use of Non-GAAP Financial Measures

The Company is reporting non-GAAP (Generally Accepted Accounting Principles) financial measures called "Non-GAAP earnings from continuing operations" and "Non-GAAP diluted EPS from continuing operations" to supplement its consolidated financial statements presented in accordance with GAAP. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. These Non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP earnings from continuing operations and Non-GAAP diluted EPS from continuing operations do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

The following table presents the reconciliation of Non-GAAP Earnings to GAAP net income:

	Quarter Ended	
(000's)	Jun 30 2006	Jun 30 2005
GAAP earnings (loss) from continuing operations before restructuring costs, foreign exchange, interest and taxes	$ 2,473	$ (604)
Amortization of acquisition inventory step-up cost	111	1,596
Non-GAAP earnings from continuing operations before restructuring costs, foreign exchange, interest and taxes	2,584	992
Restructuring costs, foreign exchange, interest and taxes	1,711	(117)
Non-GAAP earnings from continuing operations	873	1,109
Non-GAAP diluted EPS from continuing operations before restructuring costs, foreign exchange, interest and taxes	$ 0.06	$ 0.02
Non-GAAP diluted EPS from continuing operations	$ 0.02	$ 0.03
GAAP diluted EPS from continuing operations	$ 0.02	$ (0.01)

The Company excludes the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the acquired inventory will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to improve the comparability of the periods impacted by the acquisition inventory step-up cost, and those that are not impacted, management is reporting the amount of "acquisition inventory step-up cost" that has impacted the cost of sales each quarter. During the second quarter of 2006, the final acquired inventory was sold, and therefore, the balance of unamortized inventory step-up cost at the end of the quarter was nil. As this step-up cost has now been amortized, future periods will no longer be impacted by this adjustment.

Liquidity and Capital Resources

During the second quarter, the cash balance increased by $594 thousand to $12.4 million at the end of the second quarter compared from $11.8 million at March 31, 2006. The primary items impacting the cash balance during the first quarter were:

- Cash generated by continuing operations, prior to working capital changes, was $1.5 million.
- Inventories increased to $10.7 million at June 30, 2006 from $10.2 million at the end of March 2006.
- Accounts payable relating to continuing operations declined by $2.7 million during the quarter. Outback commissions payable for both third-party dealers and internal employees declined due to the completion of the strongest portion of the agricultural selling season.
- Deferred revenue decreased by $954 thousand relating to the ESP program. The deferred revenue associated with the ESP program will be recognized in revenue over the final two years of the related warranty period.
- Total capital spending related to continuing operations in the second quarter of 2006 was approximately $190 thousand.
- Cash generated from discontinued operations was $2.2 million. Cash used in operating activities was $1.0 million. The Company received net cash proceeds of $3.3 million related to the sale of the FWT business.
- During the second quarter 147,250 stock options were exercised for proceeds of $238 thousand.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of CSI's long-term debt and capital lease obligations at June 30, 2006:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Long-term debt	$ 523,811	$ 480,618	$ 43,193
Capital lease obligations	526,946	285,184	241,762
Total	$ 1,050,757	$ 765,802	$ 284,955

Subsequent Event

Subsequent to the end of the second quarter, the Company announced the sale of the Location Tag product line in the Telematics business for proceeds of approximately $1.0 million. Further details relating to this disposition are included in note 7 of the consolidated financial statements.

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada. Except as noted below, there were no changes in accounting policies or significant estimates in the quarter.

In connection with the sale of the FWT business in the second quarter, the Company received 1,931,745 common shares of Telular Corporation. These marketable securities are accounted for using the cost method. Declines in value that are other than temporary will result in a write-down of the asset to net realizable value.

The information in the Management's Discussion and Analysis (MD&A) contains certain forward-looking statements. These statements relate to future events or our future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond the Company's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations and changes in how they are interpreted and enforced; fluctuations in foreign exchange and interest rates; stock market volatility and market valuations; competition for, among other things, capital and skilled personnel; incorrect assessments of the value of acquisitions; stock market volatility and market valuations and changes in income tax laws. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits the Company will derive from them. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

csi wireless™

Toronto Stock Exchange Symbol: CSY **www.csi-wireless.com**

CSI Wireless achieves record Q2 Revenues and Margins as CSI focuses exclusively on GPS business strengths

Gross margin increases from 35% to 50%

Calgary, Alberta – August 9, 2006 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today reported a 45% increase in revenues for the second quarter ended June 30, 2006, as Hemisphere GPS revenues were a record for the Company at $16.9 million with gross margins of $8.4 million – also a record for the Company. CSI's increasing operating strength as a pure-play GPS Company is evident in non-GAAP earnings of approximately 15% before restructuring costs and foreign exchange losses. This provides an indicator of the future earnings potential of CSI over the longer term.

As previously announced, CSI made the strategic decision to focus its resources on its GPS product lines, where it is as a market leader with significant competitive advantages and intellectual property. Accordingly, on May 8, 2006, the Company closed the sale of its Fixed Wireless Telephone product line to Telular Corporation of Vernon Hills, Illinois. On July 28, 2006, CSI announced the sale of its Location-Tag™ Telematics product to Trace Technologies LLC, a wholly owned subsidiary of Nebraska based Gabriel Technologies Corporation. CSI is also in discussions with buyers regarding its remaining Telematics business assets.

Michael Lang, CSI's interim CEO explained: "We are making good progress with our strategic re-focusing of CSI into a pure-play GPS company. We continue growing and optimizing our Hemisphere GPS business where we see our greatest defensible strengths and our greatest opportunities while we complete the divestiture of the remaining wireless assets. We will enter 2007 as a focused, efficient, pure-play GPS player."

2006 Second Quarter Financial Results

For the three months ended June 30, 2006, Hemisphere GPS revenue was a record at $16.9 million, an increase of 45% relative to revenues of $11.6 million for the same period of 2005 and 9% over revenues of $15.5 million in the first quarter of 2006. The increases are due to strong demand for its agricultural guidance and precision products focused on the marine and GIS markets. Revenue growth of 45% compared to the second quarter of 2005 was tempered by the decline in the US dollar, which weakened by 10% compared to the average rate for the three month period ended June 30 2005. Substantially all of the Company's revenues are denominated in US dollars.

The Company experienced continued strong demand for its Outback products, including the recently introduced Outback S2 and the Outback eDrive. The Company's precision products line, focused on the marine and GIS markets, also saw improved revenue relative to 2005 – with increased sales of Vector heading sensor products as well as other products now incorporating the Company's Crescent™ GPS technology announced in 2005.

Hemisphere GPS gross margins for the 2006 second quarter were a Company record at $8.4 million compared to $4.0 million in the second quarter of 2005 and $6.2 million in the first quarter of 2006. Percentage margins increased to 50% from 35% for the same period in 2005 and 40% in the first quarter. The increased margins are the result of a depletion of acquisition inventory step-up costs associated with the acquisition of the Outback Business and improved margins from new ground agriculture products reflecting the Company's Crescent™ GPS technology announced in 2005.

Total operating expenses for the second quarter increased by $1.3 million over the same period in 2005. Research and development expenses increased by $294 thousand relative to the second quarter of 2005 as a result of increased investment in new product development to support the increasing focus on our GPS business. Sales and marketing expenses increased by $615 thousand compared to the second quarter of 2005 related to the acquisitions of the Del Norte and Outback businesses, increased sales employee commissions resulting from increased revenues, as well as the opening of two new Outback sales offices in targeted North American sales territories. General and administrative expenses increased by $237 thousand.

Restructuring costs of $1.0 million were recorded in the second quarter of 2006 associated with senior management changes and corporate restructuring activities related to the transition to a pure-play GPS company. The Company realized a foreign exchange loss of $762 thousand during the second quarter of 2006 compared to a foreign exchange gain of $56 thousand in 2005. This loss relates primarily to the impact of a weakening US dollar on the translation of US dollar denominated working capital into Canadian dollars.

The continuing operations of the Hemisphere GPS product lines generated earnings of $762 thousand dollars in the second quarter of 2006 compared to a loss of $487 thousand in the second quarter of 2005.

As a result of the discontinuance of the Fixed Wireless Telephone and Telematics product lines, the Company generated a net loss from discontinued operations of $2.9 million for the quarter compared to a loss of $615 thousand in 2005. The loss includes severance and wind-down provisions of $2.0 million associated with completing the sale of the wireless activities and winding down the operations.

The Company reported a consolidated net loss of $2.2 million, or ($0.05) per share (basic and diluted) in the second quarter of 2006, compared to a net loss of $1.1 million, or ($0.03) per share (basic and diluted) in the second quarter of 2005.

Non-GAAP Financial Measures

The following non-GAAP financial measures are intended to supplement the overall understanding of CSI's current financial performance and its prospects for the future. These non-GAAP financial measures are not intended to supersede or replace the Company's GAAP financial results. Non-GAAP earnings from continuing operations and Non-GAAP diluted EPS from continuing operations do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers.

	Quarter Ended	
(000's)	Jun 30 2006	Jun 30 2005
GAAP earnings (loss) from continuing operations, before restructuring costs, foreign exchange, interest and taxes	$ 2,473	$ (604)
Amortization of acquisition inventory step-up cost	111	1,596
Non-GAAP earnings from continuing operations, before restructuring costs, foreign exchange, interest and taxes	2,584	992
Restructuring costs, foreign exchange, interest and taxes	1,711	(117)
Non-GAAP earnings from continuing operations	873	1,109
Non-GAAP diluted EPS from continuing operations, before restructuring costs, foreign exchange and interest	$ 0.06	$ 0.02
Non-GAAP diluted EPS from continuing operations	$ 0.02	$ 0.03
GAAP diluted EPS from continuing operations	$ 0.02	$ (0.01)

The Company excludes the amortization of acquisition inventory step-up charges from the calculation of its non-GAAP financial measures. As previously disclosed, the inventory acquired as part of the acquisition of the Outback business is recorded under GAAP at the carrying cost of the seller (RHS) at the time of the acquisition, which includes the margin that CSI earned on the sale of the product to RHS. As a result, the gross margin earned on sales of the acquired inventory will include only the share of margins previously earned by RHS until the inventory on hand at the date of the acquisition has been sold. Thereafter, margins on Outback product sales will reflect the combined margins previously earned by both CSI and RHS.

The total margin reflected in the purchased inventory is referred to as the "acquisition inventory step-up cost". In order to improve the comparability of the periods impacted by the acquisition inventory step-up cost, and those that are not impacted, management is reporting the amount of "acquisition inventory step-up cost" that has impacted the cost of sales each quarter. During the second quarter of 2006, the final acquired inventory was sold, and therefore, the balance of unamortized inventory step-up cost at the end of the quarter was nil. As this step-up cost has now been amortized, future periods will no longer be impacted by this adjustment.

Detailed financial results for the quarter and management's discussion and analysis can be found on SEDAR, at www.sedar.com.

Conference Call – Wednesday August 9th at 11:00AM EST

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for today at 11:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-218-0204 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com/investors/conference_calls.shtml. The Web cast will be archived there for later review.

A recording of the call will be available through August 16. Please dial 1-877-289-8525 and enter the reservation number 21199344# to listen to the rebroadcast.

About CSI Wireless
CSI Wireless designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property and has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Cameron Olson
President and Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
cpala@evestor.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2006	2005	2006	2005
Sales	$ 16,906,522	$ 11,641,968	$ 32,420,557	$ 21,415,429
Cost of sales	8,527,815	7,622,299	17,839,429	12,280,199
	8,378,707	4,019,669	14,581,128	9,135,230
Expenses:				
Research and development	1,227,480	933,171	2,397,616	1,866,170
Sales and marketing	2,341,897	1,727,265	5,160,966	2,387,980
General and administrative	1,531,524	1,294,526	2,861,553	2,336,976
Stock-based compensation	185,816	169,830	329,119	314,326
Amortization	618,978	499,162	1,205,904	696,278
	5,905,695	4,623,954	11,955,158	7,601,730
Earnings (loss) before undernoted items	2,473,012	(604,285)	2,625,970	1,533,500
Restructuring costs	1,043,000	–	1,043,000	–
Foreign exchange (gain) loss	761,764	(55,866)	828,374	(88,593.)
Interest income	(93,949)	(16,140)	(109,776)	(51,353)
Earnings (loss) before income tax	762,197	(532,279)	864,372	1,673,446
Current income tax recovery	–	(45,000)	–	–
Earnings (loss) from continuing operations	762,197	(487,279)	864,372	1,673,446
Loss from discontinued operations	(2,929,263)	(614,948)	(12,186,261)	(1,458,839)
Net earnings (loss)	(2,167,066)	(1,102,227)	(11,321,889)	214,607
Deficit, beginning of period	(40,134,969)	(17,625,824)	(30,980,146)	(18,942,658)
Deficit, end of period	$ (42,302,035)	$ (18,728,051)	$ (42,302,035)	$ (18,728,051)
Earnings per common share from continuing operations:				
Basic	$ 0.02	$ (0.01)	$ 0.02	$ 0.05
Diluted	$ 0.02	$ (0.01)	$ 0.02	$ 0.04
Earnings per common share:				
Basic and diluted	$ (0.05)	$ (0.03)	$ (0.25)	$ 0.01
Weighted average shares outstanding:				
Basic	45,926,078	40,039,943	45,912,790	36,102,781
Diluted	45,926,078	41,846,955	45,912,790	37,909,792

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	June 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 12,354,706	$ 12,595,354
Accounts receivable	3,770,469	3,400,719
Inventories	10,674,154	11,030,410
Prepaid expenses and deposits	327,953	550,621
Marketable securities	6,159,692	–
Current assets of discontinued operations	5,316,936	11,045,664
	38,603,910	38,622,768
Deferred commissions	283,911	24,472
Property and equipment	6,117,773	6,189,739
Intangible assets	4,666,735	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations	519,250	18,229,059
	$ 73,153,011	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,570,085	$ 2,999,227
Deferred revenue	242,076	–
Current portion of long-term debt	480,618	483,134
Current portion of capital lease obligations	285,184	284,922
Current liabilities of discontinued operations	2,621,852	10,969,890
	7,199,815	14,737,173
Deferred revenue	1,707,314	222,413
Long-term debt	43,193	300,672
Capital lease obligations	241,762	408,411
Shareholders' equity:		
Share capital	103,900,015	103,463,383
Contributed surplus	2,362,947	2,036,664
Deficit	(42,302,035)	(30,980,146)
	63,960,927	74,519,901
	$ 73,153,011	$ 90,188,570

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Cash flows from (used in) operating activities:				
Earnings (loss) from continuing operations	$ 762,197	$ (487,279)	$ 864,372	$ 1,673,446
Items not involving cash:				
Amortization	618,978	499,162	1,205,904	696,278
Stock-based compensation	185,816	169,830	329,119	314,326
Unrealized foreign exchange loss	(18,034)	–	(4,106)	–
	1,548,957	181,713	2,395,289	2,684,050
Change in non-cash operating working capital:				
Accounts receivable	980,763	(808,819)	(348,652)	(971,515)
Inventories	(476,053)	2,075,420	483,537	2,406,002
Prepaid expenses and deposits	253,359	43,480	222,668	80,094
Deferred commissions	(118,129)	–	(259,439)	–
Accounts payable and accrued liabilities	(2,687,601)	821,490	442,298	391,625
Deferred revenue	(954,483)	(45,000)	1,726,977	–
	(1,453,187)	2,268,284	4,662,678	4,590,256
Cash from (used) in discontinued operations	(1,005,808)	1,399,823	(6,012,987)	(1,226,312)
	(2,458,995)	3,668,107	(1,350,309)	3,363,944
Cash flows from (used in) financing activities:				
Long-term debt	(127,008)	(139,223)	(255,889)	(139,223)
Capital lease obligations	(99,773)	221	(166,387)	(43,819)
Issue of share capital, net of share issue costs	237,975	16,347,007	330,699	16,956,222
Cash from (used in) discontinued operations	3,277,061	(459,664)	2,977,665	(897,947)
	3,288,255	15,748,341	2,886,088	15,875,233
Cash flows used in investing activities:				
Purchase of property and equipment	(189,791)	(288,954)	(700,090)	(542,047)
Business acquisition, net	–	(12,754,510)	(959,302)	(12,754,510)
Cash used in discontinued operations	(45,437)	(912,635)	(117,035)	(1,139,097)
	(235,228)	(13,956,099)	(1,776,427)	(14,435,654)
Increase (decrease) in cash position	594,032	5,460,349	(240,648)	4,803,523
Cash, beginning of period	11,760,674	9,596,614	12,595,354	10,253,440
Cash, end of period	$ 12,354,706	$ 15,056,963	$ 12,354,706	$ 15,056,963
Supplemental disclosure:				
Interest paid	$ 24,924	$ 116,894	$ 53,844	$ 142,055
Interest received	$ 125,228	$ 52,949	$ 194,434	$ 104,094

csi wireless™

Toronto Stock Exchange Symbol: CSY www.csi-wireless.com

CSI Wireless to Sell Assets of Location-Tag™ Telematics Product

Calgary, Alberta – July 28, 2006 – CSI Wireless (CSI) (TSX:CSY) announced today that it has signed an agreement to sell the assets associated with its Location-Tag™ telematics product to Trace Technologies LLC ("Trace"), a wholly owned subsidiary of Gabriel Technologies Corporation (OTC Bulletin Board: GWLK) of Omaha Nebraska, for total consideration of approximately C$1.0 million. The closing of the transaction, which is expected to occur in August 2006, is contingent on the satisfaction of certain terms and conditions.

The sale of the Location-Tag™ assets follows the sale of the Company's Fixed Wireless Telephone business which was completed in May of this year. CSI is also in discussions with buyers regarding its remaining telematics business assets. These divestments reflect the strategic decision made by CSI to focus exclusively on the strength of its global GPS businesses.

Cameron Olson, CSI's interim president explained: "The sale of our Fixed Wireless Business, and now our Location-Tag™ product, supports our move to become a pure play GPS company. We are increasingly able to focus our resources on the strengths of our GPS business where the Company is a leader in several of its target markets."

Trace Technologies, LLC is a wholly owned subsidiary of Gabriel Technologies Corporation. Further information can be found at http://www.gabrieltechnologies.com and http://www.trace-tech.net.

CSI Wireless designs and manufactures innovative, cost-effective, GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property. It has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development, sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

CSI Wireless
Cory Pala
Investor Relations
E-vestor Communications Inc.
416-657-2400
cpala@evestor.com

Gabriel Technologies
Daniel Leonard
(402) 614-0258

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CSI Wireless Inc.

Civil Title:	Mr.		
First Name:	Kenneth		
Middle Name:	Eric		
Surname:	Olson		
Date of Birth (MM/DD/YYYY):	04/03/1968		
Has a PIF been submitted:	Yes	When:	02/02/2006

Type of Change	Position Title	Effective Date
Terminated/Resigned	VP Finance, Wireless	07/19/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	
Last Updated:	07/19/2006 13:13:27

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :		CSI Wireless Inc.	

Civil Title:	Mr.		
First Name:	Michael		
Middle Name:	Brian		
Surname:	Pratt		
Date of Birth (MM/DD/YYYY):	05/07/1960		
Has a PIF been submitted:	Yes	When:	07/24/2006

Type of Change	Position Title	Effective Date
New	Vice President Finance & Admin	07/13/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	
Last Updated:	07/24/2006 18:16:10

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.
Symbol :	CSY

Civil Title:	Mr.		
First Name:	Terry		
Middle Name:	Walter		
Surname:	Sydoryk		
Date of Birth (MM/DD/YYYY):	02/15/1961		
Has a PIF been submitted:	Yes	When:	10/29/2004

Type of Change	Position Title	Effective Date
Terminated/Resigned	Vice President Telematics & Location Tag Products	07/13/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	
Last Updated:	07/17/2006 10:23:08

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR UNDER PART 4

Report for the period ending June 30, 2006.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the disposition of 1,911,400 shares of CSI Wireless Inc. (the "Reporting Issuer"). Since the last report, Acuity sold 1,911,400 shares of the Reporting Issuer, representing 4.19% of the outstanding shares of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

3,708,400 shares of the Reporting Issuer representing 8.05% of the outstanding shares of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

3,708,400 shares of the Reporting Issuer representing 8.05% of the outstanding shares of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "*George Henry*"(signed)
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

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